UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                  (Amendment No. 10)*

            Strawbridge & Clothier (STRWA)
                      (Name of Issuer)

            Series A Common Stock, par value $1.00
              (Title of Class of Securities)

                  CUSIP No. 863200101
                     (CUSIP Number)

                     Thomas F. Steyer
            Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
             San Francisco, California  94111
                      (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    July 30, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IA,00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each Report-
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    0.0%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                      SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    0.0%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

     This Amendment No. 10 to Schedule 13D amends the
Schedule 13D initially filed on June 28, 1996
(collectively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a)    This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it; (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Farallon Capital Institutional Partners III, L.P., a Delaware
limited partnership ("FCIP III"), with respect to the
Shares held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum", collectively with FCP,
FCIP, FCIP II and FCIP III, the "Partner-
ships"), with respect to the Shares held by it;
(vi) Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect to the
Shares held by Farallon Capital Offshore Investors, Inc.,
a British Virgin Islands corporation ("Offshore"), and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts"); (vii) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC"), with respect to the Shares held by each of the
entities named in (i) through (v) above; (viii) each of
Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and
Thomas F. Steyer ("Steyer"), with respect to the Shares held by each of the entities named in (i) through (vi) above; and
(ix) Fleur E. Fairman ("Fairman") with respect to the Shares

PAGE
held by each of the entities named in (i) through (v) above
(FCP, FCIP, FCIP II, FCIP III,Tinicum, FCMLLC, FPLLC,
Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for FCP, FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing memebers of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed Accounts.
FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is Craigmuir Chambers,
P.O. Box 71, Road Town, Tortola, BritishVirgin Islands.

      (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General

PAGE

Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

      (d)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     A.   Farallon Capital Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 10,605,099 Shares outstanding as of June 18,1997 as reported by the Company in its Form 10Q for the period ended May 3, 1997.

     (c) The transfer date and number of Shares transferred for each transaction in the past 60 days which is not a purchase or sale is set forth on Schedule A and are incorporated herein by reference.

     (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC andBoilini, Cohen, Downes, Fairman, Fish, Fremder,Mellin, Millham and Moore are managing members of FPLLC.

PAGE

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     B.   Farallon Capital Institutional Partners, L.P.

    (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c) The transfer date and number of Shares transferred for each transaction in the past 60 days which is not a purchase or sale is set forth on Schedule B and are incorporated herein by reference.

    (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     C.   Farallon Capital Institutional Partners II,
          L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

     (c) The transfer date and number of Shares transferred for each transaction in the past 60 days which is not a purchase or sale is set forth on Schedule C and are incorporated herein by reference.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     D.   Farallon Capital Institutional Partners III, L.P.

PAGE

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

     (c) The transfer date and number of Shares transferred for each transaction in the past 60 days which is not a purchase or sale is set forth on Schedule D and are incorporated herein by reference.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     E.   Tinicum Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

     (c) The transfer date and number of Shares transferred for each transaction in the past 60 days which is not a purchase or sale is set forth on Schedule E and are incorporated herein by reference.

     (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     F.  Farallon Capital Management, L.L.C.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

PAGE

     (c) The transfer date and number of Shares transferred for each transaction in the past 60 days which is not a purchase or sale is set forth on Schedule F and are incorporated herein by reference.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     G.  Farallon Partners, L.L.C.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     H.   Enrique H. Boilini

     (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held

PAGE
by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     I.   David I. Cohen

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     J.   Joseph F. Downes

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

PAGE

     K.   Fleur E. Fairman

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Fairman is a managing member of FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     L.   Jason M. Fish

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

      M.   Andrew B. Fremder

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of

PAGE
the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     N.   William F. Mellin

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     O.   Stephen L. Millham

      (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

PAGE

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     P.   Meridee A. Moore

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

     Q.   Thomas F. Steyer

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e) As of July 30, 1997, the Reporting Person may no longer be deemed to be the beneficial owner of 5% or more of the total number of Shares currently outstanding.

PAGE

     The Shares reported hereby for FCP, FCIP, FCIP II,
FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham,
Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed Accounts. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

PAGE

                     SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 1997


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON PARTNERS, L.L.C., on its
                    own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P.
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS III, L.P.
                    and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of Enrique
                    H. Boilini, David I. Cohen, Joseph F.
                    Downes, Fleur E. Fairman, Jason M.
                    Fish, Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham and
                    Meridee A. Moore.

                SCHEDULE A

          FARALLON CAPITAL PARTNERS, L.P.


                         NO. OF SHARES       PRICE
TRANSFER DATE        TRANSFERRED ("T")        PER SHARE
                                (including commission)


     07/30/97       771,600(T)<1>       N/A




















<1> On July 30, 1997, the Shares were surrendered to the
Company in connection with the liquidation of the Company.
In connection with the surrender of such Shares, the Reporting
Persons received a pro-rata interest in a liquidating trust which succeeded to all of the Company's remaining assets.

PAGE

                SCHEDULE B

 FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                 NO. OF SHARES                    PRICE
TRANSFER DATE         TRANSFERRED ("T")    PER SHARE
                                (including commission)


     07/30/97       712,031(T)<1>  N/A





















<1> On July 30, 1997, the Shares were surrendered to the
Company in connection with the liquidation of the Company.
In connection with the surrender of such Shares, the Reporting
Persons received a pro-rata interest in a liquidating trust which succeeded to all of the Company's remaining assets.


PAGE

                SCHEDULE C

 FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                 NO. OF SHARES                    PRICE
TRANSFER  DATE      TRANSFERRED ("T")     PER SHARE
                                (including commission)

     07/30/97       17,000(T)<1>        N/A






















<1> On July 30, 1997, the Shares were surrendered to the
Company in connection with the liquidation of the Company.
In connection with the surrender of such Shares, the Reporting
Persons received a pro-rata interest in a liquidating trust which succeeded to all of the Company's remaining assets.


PAGE

                SCHEDULE D

      FARALLON CAPITAL PARTNERS III, L.P.

                 NO. OF SHARES                    PRICE
TRANSFER DATE         TRANSFERRED ("T")      PER SHARE
                                (including commission)

     07/30/97       70,469(T)<1>        N/A






















<1> On July 30, 1997, the Shares were surrendered to the
Company in connection with the liquidation of the Company.
In connection with the surrender of such Shares, the Reporting
Persons received a pro-rata interest in a liquidating trust which succeeded to all of the Company's remaining assets.

PAGE

             SCHEDULE E

         TINICUM PARTNERS, L.P.

                 NO. OF SHARES                    PRICE
TRANSFER DATE          TRANSFERRED ("T")    PER SHARE
                                (including commission)

     07/30/97       139,600(T)<1>  N/A






















<1> On July 30, 1997, the Shares were surrendered to the
Company in connection with the liquidation of the Company.
In connection with the surrender of such Shares, the Reporting
Persons received a pro-rata interest in a liquidating trust which succeeded to all of the Company's remaining assets.



PAGE

              SCHEDULE F

      FARALLON CAPITAL MANAGEMENT, L.L.C.


                    NO. OF SHARES            PRICE
TRANSFER DATE        TRANSFERRED ("T")        PER SHARE
                                (including commission)


     07/30/97       324,900(T)<1>  N/A

     07/30/97       40,500(T)<1>        N/A

     07/30/97       112,000(T)<1>  N/A
















<1> On July 30, 1997, the Shares were surrendered to the
Company in connection with the liquidation of the Company.
In connection with the surrender of such Shares, the Reporting
Persons received a pro-rata interest in a liquidating trust which succeeded to all of the Company's remaining assets.